SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                         THE NEW WORLD POWER CORPORATION
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                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of class of securities)

                                   649290-20-2
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                                 (CUSIP number)

                                  JOHN D. KUHNS
                         THE NEW WORLD POWER CORPORATION
                               558 Lime Rock Road
                          Lime Rock, Connecticut 06039
                                 (860) 435-4000
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 26, 1996 **
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 44 Pages)


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*        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**       This filing is a voluntary disclosure.

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CUSIP No. 649290-20-2                  13D           Page 2 of 43 Pages
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================================================================================
          1              NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     JOHN D. KUHNS
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          2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/ /
                                                                          (b)/ /
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          3              SEC USE ONLY

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          4              SOURCE OF FUNDS*
                                  NOT APPLICABLE
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          5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              /X/
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          6              CITIZENSHIP OR PLACE OR ORGANIZATION

                                  UNITED STATES OF AMERICA
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      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    825,666
       OWNED BY        ---------------------------------------------------------
         EACH                    8          SHARED VOTING POWER
      REPORTING
     PERSON WITH                                       -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     678,821
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                       -0-
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          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON

                                  825,666
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          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*                                     / /
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          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.4%

--------------------------------------------------------------------------------
          14             TYPE OF REPORTING PERSON*

                                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 649290-20-2                  13D           Page 3 of 43 Pages
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         This  Amendment  No. 8 to  Schedule  13D (the  "Amendment")  amends the
Schedule 13D filed with respect to an event on January 26, 1990; as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on September 1, 1990; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on February 15, 1992; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on July 7, 1992; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on September 10, 1992; and Amendment No. 5 ("Amendment No. 5") filed with respect to an event on May 28, 1993; Amendment No. 6 ("Amendment No. 6") filed with respect to an event on November 15, 1995; and Amendment No. 7 ("Amendment No. 7") filed with respect to an event on March 13, 1996 (collectively, the "Statement"). Pursuant to Rule 101 of Regulation S-T, this Amendment No. 8 amends and restates the Statement to read in its entirety as follows:

Item 1.           Security And Issuer.
                  --------------------

                  This statement relates to the shares ("Shares") of common stock, $.01 par value ("Common Stock"), of The New World Power Corporation ("Issuer"). The principal executive offices of the Issuer are located at 558 Lime Rock Road, Lime Rock, Connecticut 06039. Such shares do not take into account the Issuer's one-for-five reverse stock split which went into effect on November 4, 1996.

Item 2.           Identity And Background.
                  ------------------------

         (a) Name:  John D. Kuhns (the "Reporting Person").

         (b) The principal business address of the Reporting Person is 558 Lime Rock Road, Lime Rock, Connecticut 06039.

         (c) The present principal occupation of the Reporting Person is the President of Dominion, Kuhns Brothers & Company, Inc.; the principal business of which is investment advisory services.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on June 6, 1995, the SEC issued an order against him to cease and desist from omitting or causing any violation of Section 13(d) or 16(a) of the Exchange Act, and Rules 13d-1, 13d-2, 16a-2 and 16a-3 thereunder. Mr. Kuhns consented to the entry of the order without admitting or denying the allegations therein.

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CUSIP No. 649290-20-2                  13D           Page 4 of 43 Pages
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         (f)  The Reporting Person is a citizen of the United States of
         America.

Item 3.           Source And Amount Of Funds Or Other Consideration.
                  --------------------------------------------------

         (a) The 12,520,530 shares of Common Stock initially acquired were acquired at a price of $.239 per share. The funds for this purchase were acquired from the Reporting Person's personal funds.

Item 4.           Purpose Of Transaction.
                  -----------------------

                  Mr. Kuhns holds his shares in the Issuer for investment. Other than as indicated herein, he has no present plans or proposals which relate to or would result in any of the following (although he reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer: (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.           Interest In Securities Of The Issuer.
                  -------------------------------------

                  Mr. Kuhns is the beneficial owner of 825,666 shares of the Issuer's Common Stock (representing 7.4% of the issued and outstanding Common Stock), including 146,845 shares owned by third parties for which he holds voting power pursuant to irrevocable proxies and certain rights of first refusal, purchase options and come-along-rights. Of these 825,666 shares, Mr. Kuhns has the sole voting and dispositive power over 678,821 shares and sole voting power, but no dispositive power, over an additional 146,845 shares.

                  During the last 60 days Mr. Kuhns has not acquired or disposed of any shares, except as described in Item 6 below, and as

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CUSIP No. 649290-20-2                  13D           Page 5 of 43 Pages
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follows:  (i) on each of September 22 and October 22, 1996,  Mr. Kuhns option to acquire 18,519 shares of the Issuer under the 1993 Stock Incentive Plan became exercisable; (ii) on October 31, 1996, Mr. Kuhns options expired under the terms of the Issuer's 1989 and 1993 Stock Incentive Plans; and (iii) on October 31, 1996, the Issuer became obligated to deliver to Mr. Kuhns 130,000 shares of its Common Stock, pursuant to an amendment to his employment agreement, which is discussed below.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.
                  -----------------------------------------

                  On or about March 13, 1996, the Security and Escrow Agreement described in Amendment No. 6 terminated, as a result of the accompanying note being paid in full. At the same time, Mr. Kuhns deposited 200,000 shares of Common Stock of the Issuer, previously held by the Escrow Agent under the former Security and Escrow Agreement with Olshan Grundman Frome & Rosenzweig LLP ("OGFR"), 505 Park Avenue, New York, New York 10022; OGF&R received these shares as escrow agent pursuant to a new promissory note and a Security and Escrow Agreement between Mr. Kuhns and a third-party. A copy of the new Security and Escrow Agreement is annexed as Exhibit C to this Statement. Mr. Kuhns retains exclusive power to vote the shares deposited with OGFR and the power to direct their disposition at any time prior to an "Event of Default", which includes any failure to pay sums due under the note that continues for ten days after notice thereof to Mr. Kuhns. Under the accompanying Note, Mr. Kuhns must pay $300,000 in principal, payable $150,000 by December 31, 1996 and the balance by December 31, 1997, except that the holder, Mr. Hermann, may demand that up to $50,000 in principal be paid earlier over an consecutive three month period. Interest payments are due monthly. In addition, Mr. Kuhns assigned to Mr. Hermann, effective January 12, 1996, any ownership interest that Mr. Kuhns may ultimately have in 20,000 shares of Common Stock of the Issuer pursuant to the Issuer's 1989 Stock Incentive Plan Award Agreement.

                  As of March 1, 1996, Mr. Kuhns entered into an amendment to his employment agreement with the Issuer, a copy of which is annexed as exhibit D to this Statement. Under this amendment, monthly distributions of the Issuer's common stock were to be set aside for Mr. Kuhns. The full text of the amendment is incorporated herein by reference.

                  On October 31, 1996, Mr. Kuhns was not re-elected to the Board of the Issuer and his options expired pursuant to the terms of the Issuer's option plans. The Issuer has agreed to deliver to Mr. Kuhns all shares due under Amendment No. 2. Mr. Kuhns is therefore entitled to receive 130,000 shares within sixty days.

                  Except as described herein, there is no contract between Mr. Kuhns and any other person with respect to any securities of

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CUSIP No. 649290-20-2                  13D           Page 6 of 43 Pages
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the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or holding of proxies.


Item 7.           Exhibits.
                  ---------

                  1. Security and Escrow Agreement, dated as of January 12, 1996 between John D. Kuhns, Henry Hermann and Olshan Grundman Frome & Rosenzweig LLP.

                  2. Employment Agreement between John D. Kuhns and the Issuer, dated as of August 1, 1995.

                  3. Amendment No. 1 to Employment Agreement between John D. Kuhns and the Issuer, dated as of March 1, 1996.

                  4. Amendment No. 2 to Employment Agreement between John D. Kuhns and the Issuer, dated as of March 31, 1996

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CUSIP No. 649290-20-2                  13D           Page 7 of 43 Pages
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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:            November 26, 1996

                                       By:   /s/ John D. Kuhns
                                             ------------------------
                                                 John D. Kuhns